The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes, nor are they soliciting an offer to buy these notes, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 2024

Citigroup Global Markets Holdings Inc.	September , 2024 Medium-Term Senior Notes, Series N Pricing Supplement No. 2024-USNCH23738 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

Floating Rate Notes Due October 2, 2034

•	The notes will pay interest at a floating rate that will be reset monthly and will equal 1-month EURIBOR plus the floating rate spread specified below, subject to a minimum interest rate of 0.00% per annum. Interest payments on the notes will vary and may be paid at a rate as low as 0.00% per annum.

•	The notes are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	€1,000 per note
Pricing date:	September 25, 2024
Original issue date:	October 2, 2024
Maturity date:	October 2, 2034. If the maturity date is not a business day, then the maturity date will be postponed to the next succeeding business day.
Payment at maturity:	€1,000 per note plus any accrued and unpaid interest
Interest rate per annum:	For each interest period, the notes will bear interest at a floating rate per annum equal to 1-month EURIBOR, as determined on the interest determination date for that interest period, plus a spread of 0.81% per annum (the “floating rate spread”), subject to a minimum interest rate of 0.00% per annum for any interest period. See “Determination of 1-Month EURIBOR” in this pricing supplement.
Interest period:	Each period from and including an interest payment date (or the original issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:	The 15th day of each month from October 2024 to September 2034, inclusive, and the maturity date (short first and last interest periods). If any interest payment date is not a business day, then that interest payment date will be postponed to the next succeeding business day.
Interest determination date:	For any interest period, the second TARGET business day prior to the first day of that interest period
Day count convention:	Actual/360 Adjusted. See “Determination of Interest Payments” in this pricing supplement.
Business day:	Any day that is a day on which commercial banks settle payments and are open for general business in each of New York and London and that is also a TARGET business day
TARGET business day:	A day on which TARGET 2 is open for the settlement of payment in euro. “TARGET 2” is the Trans-European Automated Real-Time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on November 19, 2007.
Business day convention:	Following
CUSIP / ISIN:	5C2TJD9E7 / XS2893066683
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price	Underwriting fee(1)	Proceeds to issuer(2)
Per note:	€1,000.00	€	€
Total:	€	€	€

(1) CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to €10.00 per note sold in this offering. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total underwriting fee. You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(2) The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional fixed rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink below:

Prospectus Supplement and Prospectus each dated March 7, 2023

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers before you decide to invest in the notes.

▪	The amount of interest payable on the notes will vary. The notes differ from conventional fixed-rate debt securities in that the interest payable on the notes will vary based on the level of 1-month EURIBOR plus a spread of 0.81% per annum and may be as low as 0.00% per annum. The per annum interest rate that is determined on the relevant interest determination date will apply to the entire interest period following that interest determination date, even if 1-month EURIBOR increases during that interest period, but is applicable only to that interest period; interest payments for any other interest period will vary.

▪	The yield on the notes may be lower than the yield on a conventional fixed-rate debt security of ours of comparable maturity. The interest rate payable on the notes will vary based on the level of 1-month EURIBOR and may be as low as 0.00% per annum on each interest payment date. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of ours of comparable maturity.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline, or anticipated decline in the credit ratings of either entity, or any increase or anticipated increase in the credit spreads of either entity is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “General Information—Temporary adjustment period” in this pricing supplement.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. If you are able to sell your notes in the secondary market prior to maturity, you are likely to receive less than the stated principal amount of the notes.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: the level and volatility of 1-month EURIBOR, interest rates in the market, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees and profits and any actual or anticipated changes in the credit ratings, financial condition and results of either Citigroup Global Markets Holdings Inc. or Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity, and sale of the notes prior to maturity may result in a loss.

▪	The calculation agent, which is our affiliate, will make determinations with respect to the notes. Citibank, N.A., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will determine, among other things, the

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level of 1-month EURIBOR and will calculate the interest payable to you on each interest payment date. Any of these determinations or calculations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the calculation of the level of 1-month EURIBOR in the event of the unavailability of the level of 1-month EURIBOR, may adversely affect the amount of one or more interest payments to you.

▪	Hedging and trading activity by us and our affiliates could result in a conflict of interest. One or more of our affiliates will likely enter into hedging transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon 1-month EURIBOR. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate CGMI may be willing to purchase your notes in the secondary market. Because hedging our obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the expected hedging activity, even if the value of the notes declines.

▪	1-month EURIBOR may be discontinued or reformed, which may adversely affect the value of and return on the notes. 1-month EURIBOR is deemed to be a “benchmark” and is the subject of ongoing national and international regulatory scrutiny and reform. Some of these reforms are already effective and may cause 1-month EURIBOR to perform differently than it performed in the past and may have other consequences that cannot be predicted. Any such consequences could adversely affect the value of and return on any securities, such as the notes, that refer, or are linked, to 1-month EURIBOR to calculate payments due on those debt securities.

Any of the international, national or other proposals for reform or the general increased regulatory scrutiny of “benchmarks” could increase the costs and risks of administering or otherwise participating in the setting of a “benchmark” and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain “benchmarks,” trigger changes in the rules or methodologies used in certain “benchmarks” or lead to the discontinuance or unavailability of quotes of certain “benchmarks,” including 1-month EURIBOR.

If 1-month EURIBOR is discontinued or is no longer quoted, 1-month EURIBOR will be determined using the alternative methods described in “Determination of 1-Month EURIBOR” in this pricing supplement. Any of these alternative methods may result in interest payments that are different than or that do not otherwise correlate over time with the payments that would have been made on the notes if 1-month EURIBOR was available in its current form. The final alternative method sets the interest rate for an interest period at the same rate as the immediately preceding interest period. A substitute or successor base rate will be used to determine the interest rate if 1-month EURIBOR is discontinued or is permanently no longer being published, as described in “Determination of 1-Month EURIBOR” in this pricing supplement. Any of the foregoing may have an adverse effect on the value of the notes, and may cause adverse U.S. federal income tax consequences for holders of the notes.

The interests of the issuer (or its affiliate) in making the determinations described above may therefore be adverse to your interests as a holder of the notes. The selection of a substitute or successor base rate, and any decisions made by the issuer (or such affiliate) in connection with implementing such substitute or successor base rate, could result in adverse consequences to the interest rate on the notes, which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any substitute or successor base rate will be similar to 1-month EURIBOR or that any substitute or successor base rate will produce the economic equivalent of 1-month EURIBOR.

▪	The historical performance of 1-month EURIBOR is not an indication of its future performance. The historical performance of 1-month EURIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance of 1-month EURIBOR during the term of the notes. Changes in the level of 1-month EURIBOR will affect the value of the notes, but it is impossible to predict whether the level of 1-month EURIBOR will rise or fall.

▪	You will have no rights against the publisher of 1-month EURIBOR. You will have no rights against the publisher of 1-month EURIBOR even though the amount you receive on each interest payment date will depend upon the level of 1-month EURIBOR. The publisher of 1-month EURIBOR is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

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Citigroup Global Markets Holdings Inc.

Additional Terms of the Notes

General

The provisions in this section supersede the related provisions in the accompanying prospectus supplement and prospectus to the extent the provisions in this section are inconsistent with those provisions. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the securities.

The securities are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The securities will constitute part of the senior debt of Citigroup Global Markets Holdings Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings Inc. The guarantee of payments due on the securities will constitute part of the senior indebtedness of Citigroup Inc. and will rank on an equal basis with all other unsecured debt of Citigroup Inc. other than subordinated debt.

The notes will be cleared through Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”), and not through DTC. The notes will be issued under the Classic Safekeeping Structure registered in the name of Citivic Nominees Limited, as nominee for Citibank, N.A., London Branch, as common depositary for interests held through Euroclear and Clearstream. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear, Clearstream and their participants. Except as described under “Description of Debt Securities—Book-Entry Procedures and Settlement—Definitive Notes and Paying Agents” in the accompanying prospectus, individual registered certificates will not be issued in exchange for beneficial interests in the global notes evidencing the notes. The notes are not Eurosystem eligible.

A fiscal agency agreement has been entered into in relation to the notes between the issuer and Citibank, N.A., London Branch, as fiscal and paying agent. The holders of the notes are bound by, and are deemed to have notice of, the provisions of the fiscal agency agreement. Copies of the fiscal agency agreement are available for inspection during usual business hours at the principal office of Citibank, N.A., London Branch, located at Citigroup Centre, Canada Square, Canary Wharf, London, England.

Subject to applicable law and the terms of the indenture, the issuer and the fiscal and paying agent will treat the persons in whose names the notes are registered, initially Citivic Nominees Limited, as owners of such notes for the purpose of receiving any payments on the notes and for all other purposes whatsoever. Therefore, none of the issuer nor any agent has any direct responsibility or liability for any payment on the notes to owners of beneficial interests in the notes. Any payments made by the issuer to the registered holders of the notes shall discharge the liability of the issuer under the notes to the extent of the sums so paid.

A “business day” with respect to the notes means a day on which commercial banks settle payments and are open for general business in each of New York and London and that is also a TARGET business day.

The provisions set forth under “Supplemental Provisions Relating to Non-U.S. Dollar Notes—Public Offering Price” in the accompanying prospectus supplement do not apply to the notes.

Euroclear and Clearstream

Euroclear and Clearstream each holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfer between their respective accountholders. Euroclear and Clearstream provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

Euroclear and Clearstream customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream is available to other institutions that clear through or maintain a custodial relationship with an accountholder of either system.

General Information
Temporary adjustment period:	For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”
U.S. federal income tax considerations:

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as single-rate “variable rate debt instruments” that are foreign currency notes issued without original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations” in the accompanying

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Citigroup Global Markets Holdings Inc.

prospectus supplement. In particular, U.S. persons should carefully read the discussions under “Tax Consequences to U.S. Holders—Notes Treated as Variable Rate Debt Instruments” and “Tax Consequences to U.S. Holders—Notes Treated as Foreign Currency Debt Instruments” in the accompanying prospectus supplement.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 8, 2016) will serve as trustee for the notes.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates involves trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Global Markets Holdings Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to €10.00 for each note sold in this offering. The actual underwriting fee will be equal to up to €10.00 for each note sold by CGMI directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. CGMI will pay selected dealers a selling concession of up to €10.00 for each note they sell.

Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—Hedging and trading activity by us and our affiliates could result in a conflict of interest,” and “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Calculation agent:	Citibank, N.A., an affiliate of Citigroup Global Markets Holdings Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc., Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.
Paying agent:	Citibank, N.A., London Branch will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”).
Contact:	Clients may contact their local brokerage representative. Third party distributors may contact Citi Structured Investment Sales at (212) 723-7005.
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Citigroup Global Markets Holdings Inc.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Determination of Interest Payments

On each interest payment date, the amount of each interest payment will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period multiplied by (ii) the quotient of the actual number of calendar days in such interest period divided by 360, subject to the minimum interest rate specified above.

Determination of 1-Month EURIBOR

EURIBOR is a daily reference rate published by the European Money Markets Institute (“EMMI”) based on the rate at which banks lend euro to each other in the euro interbank market. For any interest determination date, 1-month EURIBOR will be the rate for deposits in euros having an index maturity of one month as sponsored, calculated and published by EMMI appearing on Reuters screen EURIBOR01 at approximately 11:00 a.m. (Brussels time) on that interest determination date. If Reuters screen EURIBOR01 is replaced by another page, or if Reuters is replaced by a successor service, then “Reuters screen EURIBOR01” means the replacement page or service selected to display the Euro-zone interbank offered rates of major banks for euros.

If 1-month EURIBOR cannot be determined on any interest determination date as described above, then the calculation agent will determine 1-month EURIBOR as follows:

•	The calculation agent (after consultation with us) will select four major banks in the Euro-zone interbank market.

•	The calculation agent will request that the principal Euro-zone offices of those four selected banks provide their offered quotations to prime banks in the Euro-zone interbank market at approximately 11:00 a.m., Brussels time, on the interest determination date. These quotations shall be for deposits in euros for the period of one month, commencing on the relevant interest determination date. Offered quotations must be based on a principal amount equal to at least €1,000,000 that is representative of a single transaction in such market at that time.

(1)	If two or more quotations are provided, 1-month EURIBOR for the interest determination date will be the arithmetic average of those quotations.

(2)	If fewer than two quotations are provided, the calculation agent (after consultation with us) will select three major banks in the Euro-zone and follow the steps in the two bullet points below.

•	The calculation agent will then determine 1-month EURIBOR for the relevant interest period as the arithmetic average of rates quoted by those three major banks in the Euro-zone to leading European banks at approximately 11:00 a.m., Brussels time, on the interest determination date. The rates quoted will be for loans in euros for the period of one month, commencing on the interest determination date. Rates quoted must be based on a principal amount of at least €1,000,000 that is representative of a single transaction in such market at that time.

•	If the banks so selected by the calculation agent are not quoting rates as described above, 1-month EURIBOR for the relevant interest period will be the same as for the immediately preceding interest period.

“Euro-zone” means the region comprised of member states of the European Union that adopted the euro as their single currency.

Notwithstanding the foregoing, if, on or prior to any interest determination date, the issuer (or one of its affiliates) determines that 1-month EURIBOR has been discontinued or is permanently no longer being published, the issuer (or such affiliate) will use a substitute or successor base rate that it has determined, in its sole discretion after consulting any source it deems to be reasonable, is (a) the industry-accepted substitute or successor base rate or (b) if there is no such industry-accepted substitute or successor base rate, a substitute or successor base rate that is most comparable to EURIBOR.

Upon selection of a substitute or successor base rate, the issuer (or such affiliate) may determine, in its sole discretion after consulting any source it deems to be reasonable, the day count, the business day convention, the definition of business day, the interest determination date and any other relevant methodology or definition for calculating such substitute or successor base rate, including any adjustment factor it determines is needed to make such substitute or successor base rate comparable to EURIBOR, in a manner that is consistent with any industry-accepted practices for such substitute or successor base rate.

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Citigroup Global Markets Holdings Inc.

Historical Information on 1-month EURIBOR

1-month EURIBOR was 3.346% on September 23, 2024. The graph below shows the published daily rate for 1-month EURIBOR for each day it was available from January 2, 2014 to September 23, 2024. We obtained the values below from Bloomberg L.P., without independent verification. You should not take the historical performance of 1-month EURIBOR as an indication of future performance.

Historical 1-Month EURIBOR January 2, 2014 to September 23, 2024

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Citigroup Global Markets Holdings Inc.

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Prohibition of Sales to United Kingdom Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) and the regulations made under the EUWA; or

(ii)	a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA and the regulations made under the EUWA; or

(iii)	not a qualified investor as defined in Regulation (3)(e) of the Prospectus Regulation; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2024 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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